

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Peter Wall
Chief Executive Officer
Argo Blockchain Plc
9th Floor
16 Great Queen Street
London WC2B 5DG
England

> **Re: Argo Blockchain Plc**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed, September 14, 2021**
> **File No. 333-258926**

Dear Mr. Wall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

Amendment No. 2 to Form F-1 filed on September 14, 2021

Recent Developments, page 2

1. You state that mining revenue amounted to £5.6 million in July and £6.8 million in August 2021. Please tell us how this compares to the revenue of £5.9 million and £7.2 million as previously disclosed in the Recent Development section of your September 10, 2021 amendment. Also, revise here to explain why you are providing this information and discuss any limitations regarding such information. In this regard, it appears that this information does not represent a complete picture of your operations for the periods presented.

The Offering, page 8

2. You state that the number of ordinary shares to be outstanding after the offering is based on 456,832,335 ordinary shares outstanding as of June 30, 2021; however, as per the June 30, 2021 balance sheet there are 381,832,335 ordinary shares outstanding. Please explain or revise.

Summary Historical Consolidated Financial and Other Data
Group Statement of Financial Position, page 10

3. Please tell us how you calculated the pro forma, as adjusted cash and cash equivalents of $191,378,348 both here and in the Capitalization table and explain why the amounts differ. Based on the pro forma cash and cash equivalents of $47,155,328 as further adjusted for $124.0 million of offering proceeds and $25.0 million for the repayment of debt, it appears that the pro forma, as adjusted cash and cash equivalents should be approximately $146,155,329.   Also please correct the actual total assets on a US$ basis.

Capitalization, page 70

4. Please address the following as it relates to your Capitalization table disclosures:
    *   Explain what the "stockholders' equity" line item represents.
    *   Consider including a subtotal for total stockholders' equity and ensure that such amount agrees to the June 30, 2021 balance sheet. In this regard, the additional paid-in-capital actual amount as currently disclosed here does not agree to the balance sheet.
    *   Revise to exclude cash and cash equivalents from the calculation of the total capitalization line item. Refer to Item 3.B of Form 20-F.
    *   Provide us with a reconciliation of each line item in the table from the actual to pro forma to pro forma, as adjusted amounts.

Notes to Unaudited Interim Financial Statements
Note 15. Common Stock, page F-44

5. We note your revised disclosures in response to prior comment 4. Please further revise to provide a rollforward of the number and weighted average exercise price of options and warrants from December 31, 2020 to June 30, 2021 and include each of the items identified in IFRS 2.45(b).

Peter Wall
Argo Blockchain Plc
September 14, 2021
Page 3

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 51-3815 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Martin A. Wellington